                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                          AMENDMENT NO. 1 TO FORM 11-K


                               -------------------



          [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                      EXCHANGE ACT OF 1934 [FEE REQUIRED]
                  For the fiscal year ended: December 31, 1995

                                       OR

            [ ] TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                For the transition period from _______ to _______


                        Commission file number: 33-34004


                               -------------------



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           ANALYSIS & TECHNOLOGY, INC.
                           SAVINGS AND INVESTMENT PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           ANALYSIS & TECHNOLOGY, INC.
                              ROUTE 2, P.O. BOX 220
                       NORTH STONINGTON, CONNECTICUT 06359


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                                EXPLANATORY NOTE

         This Amendment is being filed solely to provide the revised Consent of KPMG Peat Marwick LLP with respect to the incorporation by reference of its report into previously filed Securities Act registration statements of the Company as specified therein.

         5.       Revised Consent of KPMG Peat Marwick LLP.



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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Amendment No. 1 to the annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                 ANALYSIS & TECHNOLOGY, INC.
                                                 SAVINGS AND INVESTMENT PLAN



                                                  By: /s/ David M. Nolf
                                                      --------------------------
                                                      David M. Nolf



Date:  October 25, 1996
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                      [KPMG PEAT MARWICK LLP LETTERHEAD]



                              ACCOUNTANTS' CONSENT



The Board of Directors
Analysis & Technology, Inc.

We consent to incorporation by reference in the registration statements (Nos. 333-05267, 333-04265, 33-86666, 33-86576, 33-59396, 33-52582, 33-37710,
33-34004, 33-31829, 33-25074, 33-17313, and 33-09067) on Form S-8 of Analysis &
Technology, Inc. of our report dated May 3, 1996, relating to the consolidated balance sheets of Analysis & Technology, Inc. and subsidiaries as of March 31, 1996 and 1995, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the years in the three-year period ended March 31, 1996, which report appears in the March 31, 1996 annual report on Form 10-K of Analysis & Technology, Inc.

In addition, we consent to incorporation by reference in the registration statements (Nos. 333-05267, 333-04265, 33-86666, 33-86576, 33-59396, 33-52582,
33-37710, 33-34004, 33-31829, 33-25074, 33-17313, and 33-09067) on Form S-8 of
Analysis & Technology, Inc. of our report dated May 10, 1996, relating to the statements of net assets available for plan benefits of the Analysis & Technology, Inc. Savings and Investment Plan as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for the years then ended, and the related supplementary schedules, which report appears in the December 31, 1995 annual report on Form 11-K of the Analysis & Technology, Inc. Savings and Investment Plan.



                                                  /s/ KPMG Peat Marwick LLP

                                                  KPMG Peat Marwick LLP

Hartford, Connecticut
October 23, 1996